KW 3/12/14

14046851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67579 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1911 Hillandale Road Suite 1020
(No. and Street)

Durham, NC 27705
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 W Palmetto Park Rd suite 308-N Boca Ration, Florida 33433
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2/28/14

## OATH OR AFFIRMATION

I, Vance Syphers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC

Signature

Karen personally known

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Member
Quantum Capital, LLC

**Report on the Financial Statements**

We have audited the accompanying financial statements of Quantum Capital LLC a North Carolina limited liability company, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
February 19, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

QUANTUM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 25,744 |
| Prepaid expenses | | 2,180 |
| Property and equipment, net | | 199 |
| Total assets | $ | 28,123 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 14,500 |
| Total liabilities | | 14,500 |
| Member's equity | | 13,623 |
| Total liabilities and member's equity | $ | 28,123 |

See accompanying notes to financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| Revenues: | | |
| Fee Income | $ | 460 |
| Other income | | 27,330 |
| Total revenue | | 27,790 |
| Expenses: | | |
| Telephone | | 671 |
| Professional fees | | 14,400 |
| Management Fees | | 9,500 |
| Depreciation | | 217 |
| Rent | | 1,400 |
| Regulatory fees | | 4,365 |
| Other expenses | | 2,375 |
| Total expenses | | 32,928 |
| Net loss | $ | (5,138) |

See accompanying notes to financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| Balance, December 31, 2012 | $ | 15,261 |
| Contributions from member | | 3,500 |
| Net loss | | (5,138) |
| Balance, December 31, 2013 | $ | 13,623 |

See accompanying notes to financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (5,138) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation expense | | 217 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in: | | |
| Prepaid expenses | | 535 |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | 8,902 |
| Net cash provided by operating activities | | 4,516 |
| Cash flows from financing activities: | | |
| Contributions from member | | 3,500 |
| Net cash provided by financing activities | | 3,500 |
| Net increase in cash | | 8,016 |
| Cash, beginning of year | | 17,728 |
| Cash, end of year | $ | 25,744 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year for interest and taxes | $ | - |

See accompanying notes to financial statements

## ***NOTE 1 - DESCRIPTION OF BUSINESS***

Quantum Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a North Carolina Limited Liability Company.

## ***NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***

### *Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

### *Property and Equipment*

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Property and equipment consists of the following as of December 31, 2013:

| | | |
|---|---|---|
| Office equipment | $ | 988 |
| Furniture and Equipment | | 1,516 |
| | | 2,504 |
| Less: accumulated depreciation | | 2,305 |
| | $ | 199 |

Depreciation expense amounted to $217 for the year ended December 31, 2013.

### *Revenue Recognition*

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion of transactions.

The concentration of revenue in 2013 was attributable to the Company receiving reimbursement of legal fees paid on behalf of its clients in the year 2009 due to the Medical Capital legal issues.

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### *Income Taxes*

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2013.

## ***NOTE 3 – RELATED PARTY TRANSACTIONS***

The Company incurred expenses for rent in the amount of $1,400 to a related party, which is a company with common ownership, for the year ended December 31, 2013.

## ***NOTE 4 – NET CAPITAL REQUIREMENTS***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $11,244 which was $6,244, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.29 to 1.

## ***NOTE 5 – CONCENTRATIONS OF CREDIT RISK***

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

## ***NOTE 6 – FINANCIAL INSTRUMENTS***

The carrying amounts reported in the balance sheet for cash, and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

## ***NOTE 7 – COMMITMENTS AND CONTINGENCIES***

### **Lease**

Our offices are located on 1911 Hillandale Road, Suite 1020 Durham, NC 27705. The Company leases approximately 145 square feet of these facilities from a related third party for approximately $100 per month base rent. All utilities except telephone are included under the agreement. The agreement is on a month to month basis with no expiration date. Therefore no minimum future lease payments are applicable for disclosure purposes.

## ***NOTE 8 – SUBSEQUENT EVENTS***

We have evaluated subsequent events through February 24, 2014, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

## SUPPLEMENTARY INFORMATION

QUANTUM CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net capital computation:

| | |
|---|---|
| Total member's equity | $ 13,623 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Prepaid expense | 2,180 |
| Property and equipment | 199 |
| Total non-allowable assets | 2,379 |
| Net capital before haircuts on securities positions | 11,244 |
| Total haircuts on securities | - |
| Net capital | 11,244 |
| Required minimum capital | 5,000 |
| Excess net capital | $ 6,244 |

Aggregate indebtedness:

| | |
|---|---|
| Aggregate indebtedness as included in the Statement of Financial Condition | $ 14,500 |
| Ratio of aggregate indebtedness to net capital | 1.29 to 1 |

Reconciliation:

| | |
|---|---|
| Net capital, per unaudited December 31, 2013 FOCUS report, as filed | $ 11,244 |
| Audit Adjustments | - |
| Net capital, per December 31, 2013 audited report, as filed | $ 11,244 |

**QUANTUM CAPITAL, LLC**
**SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5**
**OF THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2013**

---

Quantum Capital, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., limited business (investment banking).

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

## Report on Internal Control under SEC Rule 17a-5(g)(1) Claiming an Exemption from SEC Rule 15c3-3

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Member
Quantum Capital LLC

In planning and performing our audit of the financial statements of Quantum Capital LLC as of and for the year ended December 31,2013 in accordance with auditing standards generally accepted in the United States of America, we considered Quantum Capital LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Quantum Capital LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Quantum Capital LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Quantum Capital LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Quantum Capital LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Quantum Capital LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Quantum Capital LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
February 19, 2014